BLUELINX HOLDINGS INC.
4300 Wildwood Parkway
Atlanta, Georgia  30339

December 10, 2004

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Brigitte Lippmann

Re:  BlueLinx Holdings Inc. Registration Statement No. 333-118750

       (the “Registration Statement”)

Dear Ms. Lippmann:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 3:00 p.m., New York City time, on December 13, 2004, or as soon as practicable thereafter.

Please notify Edward H. Schauder, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2153 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

BLUELINX HOLDINGS INC.

By:	/s/ Barbara V. Tinsley
	Name:	Barbara V. Tinsley
	Title:	General Counsel and Secretary